Exhibit 99.2

Triterras Inc. and Subsidiaries
Registration Number: 201801540M

Interim Condensed Consolidated Financial Statements

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of financial position

	Note	As of August 31, 2022 (Unaudited)	As of February 28, 2022 (Audited)
		US$	US$
Assets
Property, plant and equipment	4	1,658,258	1,929,664
Intangible assets	5	16,335,156	16,109,090
Goodwill	6	4,630,870	4,630,870
Other investments	7	26,244,948	25,142,783
Non-current assets		48,869,232	47,812,407
Trade receivables	8	41,159,984	43,850,652
Loan receivables	9	13,390,484	4,655,371
Other current assets	10	6,825,464	5,381,546
Current tax assets		—	251,067
Restricted cash	11	4,750,000	—
Cash and cash equivalents	11	33,930,557	68,809,057
Current assets		100,056,489	122,947,693
Total assets		148,925,721	170,760,100
Equity
Share capital	12	8,320	8,320
Additional paid-in capital		172,290,724	172,290,724
Treasury shares	12	(49,866,509)	(49,866,509)
Translation reserve		(647)	(282)
Retained earnings		275,410	21,909,880
Equity attributable to owners of the Company		122,707,298	144,342,133
Non-controlling interests		(2,825)	(3,490)
Total equity		122,704,473	144,338,643
Liabilities
Lease liabilities	13	1,181,660	1,194,027
Deferred tax liabilities	14	2,601,922	2,764,901
Other payables	15	203,637	1,067,321
Non-current liabilities		3,987,219	5,026,249
Loans and borrowings	16	2,975,000	—
Other payables	15	13,568,072	17,770,448
Contract liabilities	18	60,000	60,000
Lease liabilities	13	400,526	344,781
Deferred income		170,405	180,838
Warrants liabilities	17	5,060,026	3,039,141
Current liabilities		22,234,029	21,395,208
Total liabilities		26,221,248	26,421,457
Total equity and liabilities		148,925,721	170,760,100

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of comprehensive income (unaudited)

	Note	Six months ended August 31, 2022	Six months ended August 31, 2021
		US$	US$
Revenue
- Platform fees		5,685,746	22,878,504
- Trade marketplace		20,720,093	—
	18	26,405,839	22,878,504

Cost of revenue
- Platform fees		(1,785,544)	(1,343,505)
- Trade marketplace		(20,337,324)	—
	19	(22,122,868)	(1,343,505)

Marketing and sales	20	(331,737)	(953,108)
General and administrative	21	(10,030,101)	(14,063,733)
Impairment loss on trade and loan receivables		(14,403,932)	(3,864,116)
Total costs and expenses		(24,765,770)	(18,880,957)

Results from operating activities		(20,482,799)	2,654,042

Other income		24,579	1,320
Change in fair value of warrants liabilities	17	(2,020,885)	25,317,732
Unrealised gain on other investments	7	1,102,165	—

Finance income		105,663	6,538
Finance costs		(525,508)	(58,732)
Net finance costs		(419,845)	(52,194)

(Loss)/Profit before income tax		(21,796,785)	27,920,900
Income tax credit/(expense)		162,980	(643,940)
(Loss)/Profit for the period		(21,633,805)	27,276,960

Other comprehensive (losses)/income
Foreign operations – foreign currency translation differences		(379)	(282)
Total comprehensive (losses)/income for the period		(21,634,184)	27,276,678

(Loss)/Profit attributable to:
Owners of the Company		(21,634,470)	27,276,569
Non-controlling interests		665	391
		(21,633,805)	27,276,960

(Loss)/Earnings per share attributable to equity holders of the Company
- Basic and diluted	25	(0.28)	0.35

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of changes in equity

	Ordinary shares	Additional paid-in capital	Treasury shares	(Accumulated loss)/ Retained earnings	Translation reserve	Non-controlling interests	Total Equity
	US$	US$	US$	US$	US$	US$	US$

As of February 28, 2021 (Audited)	8,320	172,290,724	(14,276,718)	(11,517,139)	—	—	146,505,187

Total comprehensive income for the period
Profit for the period	—	—	—	27,276,569	—	391	27,276,960
Other comprehensive losses for the period	—	—	—	—	(75)	—	(75)
Total comprehensive income for the period	—	—	—	27,276,569	(75)	391	27,276,885

Transactions with owner, recognised directly in equity
Contributions by owner
Acquisition of treasury shares	—	—	(35,589,791)	—	—	—	(35,589,791)
Total transactions with owner	—	—	(35,589,791)	—	—	—	(35,589,791)

As of August 31, 2021 (Unaudited)	8,320	172,290,724	(49,866,509)	15,759,430	(75)	391	138,192,281

As of February 28, 2022 (Audited)	8,320	172,290,724	(49,866,509)	21,909,880	(282)	(3,490)	144,338,643

Total comprehensive losses for the period
Loss for the period	—	—	—	(21,634,470)	—	665	(21,633,805)
Other comprehensive loss for the period	—	—	—	—	(365)	—	(365)
Total comprehensive losses for the period	—	—	—	(21,634,470)	(365)	665	(21,634,170)

As of August 31, 2022 (Unaudited)	8,320	172,290,724	(49,866,509)	275,410	(647)	(2,825)	122,704,473

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of cash flows (unaudited)

	Note	Six months ended August 31, 2022	Six months ended August 31, 2021
		US$	US$
Cash flows from operating activities
(Loss)/Profit for the period		(21,633,805)	27,276,960
Adjustments for:
Finance costs		525,508	58,732
Depreciation of property, plant and equipment	4	360,452	262,808
Gain on sale of property, plant and equipment		(48,472)	—
Amortisation of intangible assets	5	1,025,683	539,825
Amortisation of contract costs		—	638,555
Impairment loss on trade and loan receivables		14,403,932	3,864,116
Income tax (credit)/expense		(162,979)	643,940
Change in fair value of warrants liabilities	17	2,020,885	(25,317,732)
Unrealised gain on investment		(1,102,165)	—
		(4,610,961)	7,967,204
Changes in working capital:
Trade receivables		(11,695,001)	(17,870,544)
Loan receivables		(8,753,376)	(202,551)
Other current assets	10	(1,443,918)	1,579,054
Other payables		(4,726,698)	985,420
Contract liabilities		—	(30,978)
Deferred income		(10,433)	115,423
Cash used in operations		(31,240,387)	(7,456,972)
Income tax refunded/(paid)		251,067	(3,085,718)
Finance costs paid		(226,256)	(58,732)
Net cash used in operating activities		(31,215,576)	(10,601,422)

Cash flows from investing activities
Acquisition of property, plant and equipment	4	(455,132)	(174,557)
Proceeds from disposal of property, plant and equipment		136,893	—
Development expenditure	5	(1,251,749)	(4,904,460)
Acquisition of subsidiaries, net of cash acquired		—	(3,827,377)
Acquisition of other investments	7	—	(15,000,000)
Net cash used in investing activities		(1,569,988)	(23,906,394)

Cash flows from financing activities
Proceeds from loans and borrowings		2,975,000	—
Lease payment		(282,034)	(171,038)
Interest paid		(35,902)	(30,091)
Repurchase of own shares		—	(35,589,791)
Net cash generated from/(used in) financing activities		2,657,064	(35,790,920)

Net decrease in cash and cash equivalents		(30,128,500)	(70,298,736)
Cash and cash equivalents at beginning of the period		68,809,057	134,025,561
Restricted cash at beginning of the period		—	35,686,643
Less: Restricted cash at the end of the period		(4,750,000)	—
Cash and cash equivalents at end of the period		33,930,557	99,413,468

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Notes to the interim condensed consolidated financial statements

These notes form an integral part of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements were authorised for issue by the Board of Directors on November 30, 2022.

1	Overview of the Company

On July 29, 2020, Netfin Acquisition Corp., a Cayman Islands exempted company (“Netfin”), MVR Netfin LLC, a Nevada limited liability company, as the representative of Netfin as of the date of the Business Combination Agreement (as defined below) and immediately prior to the closing, (the “Netfin Representative”), the Company (formerly Netfin Holdco), Netfin Merger Sub, a Cayman Islands exempted company (“Netfin Merger Sub”), Symphonia Strategic Opportunities Limited (“SSOL”) and IKON Strategic Holdings Fund (“IKON”) (together with SSOL, the “Sellers”), entered into a Business Combination Agreement (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement: (1) the Sellers agreed to sell, transfer, convey, assign and deliver to the Company all of issued and outstanding ordinary shares of Triterras Fintech Pte. Ltd. (“Fintech”) owned by the Sellers in exchange for an aggregate of $60,000,000 in cash, 51,622,419 Netfin Holdco Ordinary Shares of the Company, and up to an additional 15,000,000 ordinary shares of the Company upon the Company meeting certain financial or share price thresholds; and (2) Netfin Merger Sub, a wholly owned direct subsidiary of the Company, would merge with and into Netfin, with Netfin being the surviving corporation in the merger and a wholly owned direct subsidiary of the Company following the merger (the transactions described above, collectively, the “Business Combination”). The Business Combination was consummated on November 10, 2020 and on such date the Company changed its name from Netfin Holdco (“Holdco”) to Triterras, Inc.

Triterras, Inc. (the “Company”), incorporated in the Cayman Islands, is an investment holding company and the principal activities of the Company and its subsidiaries (the “Group”) are those relating to financial technology platform solutions using innovative blockchain-enabled technology which facilitate trading and trade finance for small and medium sized enterprises.

The Company’s immediate holding company as of August 31, 2022 is Symphonia Strategic Opportunities Limited, a company incorporated in Mauritius. Symphonia Strategic Opportunities is fully owned by an individual shareholder.

The registered office of the Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

2	Basis of preparation

2.1	Basis of compilation

The accompanying unaudited interim condensed consolidated financial statements as at August 31, 2022 and for the six months ended August 31, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) - IAS 34 Interim Financial Reporting as issued by International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year for any future period. These financial statements should be read in conjunction with the Group’s audited consolidated financial statements for the year ended February 28, 2022.

2.2	Use of estimates and judgements

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Directors have assessed the Group’s ability to continue in operational existence for the foreseeable future and are satisfied that it is appropriate to continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

The significant judgements made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as described in the last annual financial statements.

3	Significant accounting policies

The accounting policies applied in these interim condensed consolidated financial statements are the same as those applied in the Group’s financial statements as of and for the year ended February 28, 2022.

A number of new standards are effective for annual periods beginning after March 1, 2022 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these interim condensed consolidated financial statements.

The following new and amended standards are not expected to have a significant impact on the Group’s interim condensed consolidated financial statements:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).
•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.
•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).
•	Definition of Accounting Estimates (Amendments to IAS 8).
•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12.

4	Property, plant and equipment
	Office equipment	Fixtures and fittings	Motor vehicles	Right-of-use assets	Total
	US$	US$	US$	US$	US$
Cost
As of February 28, 2021	32,772	258,360	156,402	1,229,376	1,676,910
Additions	76,054	180,970	—	759,629	1,016,653
Disposals	(15,208)	—	—	—	(15,208)
As of February 28, 2022	93,618	439,330	156,402	1,989,005	2,678,355
Additions	10,832	39,477	404,823	123,836	578,968
Disposals	—	(7,424)	(156,402)	(505,253)	(669,079)
As of August 31, 2022	104,450	471,383	404,823	1,607,588	2,588,244

Accumulated depreciation
As of February 28, 2021	6,670	3,589	23,460	115,931	149,650
Depreciation for the period	29,050	122,774	46,921	406,679	605,424
Disposals	(6,383)	—	—	—	(6,383)
As of February 28, 2022	29,337	126,363	70,381	522,610	748,691
Depreciation for the period	17,355	68,851	20,778	253,468	360,452
Disposals	—	(1,114)	(74,291)	(103,752)	(179,157)
As of August 31, 2022	46,692	194,100	16,868	672,326	929,986

Carrying amounts
As of February 28, 2022	64,281	312,967	86,021	1,466,395	1,929,664
As of August 31, 2022	57,758	277,283	387,955	935,262	1,658,258

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Property, plant and equipment include right-of-use assets of US$935,262 and US$1,466,395 and corresponding lease liabilities of US$1,582,186 and US$1,538,808 related to rental of its office premises entered into during the six month period ended August 31, 2022 and fiscal year ended February 28, 2022, respectively.

5	Intangible assets
	IT platform	Software	License	Business relationships	Brand name	Development costs	Total
	US$	US$	US$	US$	US$	US$	US$
Cost
As of February 28, 2021	9,944,028	—	—	—	—	18,131	9,962,159
Additions	—	3,200,000	—	—	—	4,073,566	7,273,566
Acquired through business combination		977,921	265,992	283,107	1,067,948	—	2,594,968
As of February 28, 2022	9,944,028	4,177,921	265,992	283,107	1,067,948	4,091,697	19,830,693
Additions	—	—	—	—	—	1,251,749	1,251,749
Transfer from development costs	46,755	—	—	—	—	(46,755)	—
As of August 31, 2022	9,990,783	4,177,921	265,992	283,107	1,067,948	5,296,690	21,082,442

Accumulated amortisation
As of February 28, 2021	150,816	—	—	—	—	—	150,816
Amortisation for the period	1,343,377	162,987	44,332	23,592	88,996	—	1,663,284
As of February 28, 2022	1,494,193	162,987	44,332	23,592	88,996	—	1,814,100
Amortisation for the period	833,739	97,792	26,599	14,155	53,397	—	1,025,683
As of August 31, 2022	2,327,932	260,779	70,931	37,747	142,393	—	2,839,783

Impairment loss
As of February 28, 2021/February 28, 2022/August 31, 2022	1,907,503	—	—	—	—	—	1,907,503

Carrying amounts
As of February 28, 2022	6,542,332	4,014,934	221,660	259,515	978,952	4,091,697	16,109,090
As of August 31, 2022	5,755,349	3,917,142	195,061	245,360	925,555	5,296,690	16,335,156

During the six months ended August 31, 2022 and the fiscal year ended February 28, 2022, cost incurred amounted to US$1,251,749 and US$4,073,566 respectively for the development expenditures for the Kratos™ platform which has been capitalized from the point in time the development of the sub-modules become technically feasible.

6	Goodwill

During the year ended February 28, 2022, the Group completed a business acquisition that was not material to our consolidated financial statements, either individually or in the aggregate. Accordingly, pro forma historical results of operations related to the business acquisition during the periods ended August 31, 2022 and August 31, 2021 have not been presented. The Group has included the financial results of the business acquisition in the consolidated financial statements from the respective date of acquisition.

Goodwill generated from the business acquisition completed during the period ended February 28, 2022 was primarily attributable to expected synergies from future growth and potential monetization opportunities. The amount of goodwill generated during this period that was deductible for tax purposes was not material. There were no business acquisitions for the period ended August 31, 2022.

Impairment testing will be performed annually at the end of financial year.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

7	Other investments

During the fiscal year ended February 28, 2022, the Group invested a total of US$25 million in Trade Credit Partners Ltd., a Cayman Islands exempted fund (“the Fund”) that exclusively invests in, and manages assets in trade finance. On September 21, 2022, the Group redeemed 5,000 of the 25,000 shares held in its investment in Trade Credit Partners (see Note 26).

The Fund was formed to pool investment funds from investors for the purpose of originating receivable available for purchase, advance payment transactions with commodity traders, and investment in trade claims and receivables generated from commodity trades. As part of its investment strategy, the Fund will target exporters and/or trading companies located outside the United States whom the Fund believes are underserved by traditional sources of trade financing. The Fund may seek out insured receivables, advance payments transactions requiring financing, and structured products for the trade finance market. Additionally, the Fund may purchase from banks or other creditors under-performing receivables at discounts. The Fund may also purchase receivables which are borne from blockchain-enabled trade finance and/or commodity trading technology platforms.

The investment in TCP does not provide the Group control over the Fund. The Fund’s manager conducts its own analysis and due diligence on investments independently from the Group. The Fund’s management has a fiduciary duty to its investors to assess and evaluate acquisition of all assets with the Fund’s money with prudence and independence.  The Group, from time to time, may share investment opportunities with the Fund’s management to evaluate.  The investment is designated and measured at fair value through profit or loss (FVTPL) because its performance is monitored and managed on a fair value basis.

The fair value measurements for the investment have been categorized as Level 3 fair values based on the inputs to the valuation techniques used. Fair value measurement will be performed on a quarterly basis.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 23.

As of August 31, 2022, the Fund had invested a majority of its capital in three trading companies.  The trading companies are also clients of the Group.  The Group’s management has determined that the Fund’s manager is responsible for the direction for the allocation and deployment of the Fund’s assets after conducting diligence to determine the credit worthiness of those investment to which the Fund is deploying funds.

On September 21, 2022, the Company redeemed 5,000 of the 25,000 shares held in its investment in Trade Credit Partners (see Note 26).

8	Trade receivables

	As of August 31, 2022	As of February 28, 2022
	US$	US$
Gross trade receivables	64,899,935	53,204,934
Less: Impairment loss on allowance of trade receivables	(23,739,951)	(9,354,282)
Net trade receivables	41,159,984	43,850,652

Credit terms are generally in the range of 60 to 120 days (February 28, 2022: 90 days).

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The movement in the impairment loss allowance of trade receivables during the period is as follows:

	Non- credit impaired	Credit impaired	Total
	US$	US$	US$
As of February 28, 2021	362,100	3,746,467	4,108,567
Impairment loss recognised	2,618,328	4,170,801	6,789,129
Write-off	—	(1,543,414)	(1,543,414)
As of February 28, 2022	2,980,428	6,373,854	9,354,282
Impairment loss recognised	14,385,669	—	14,385,669
As of August 31, 2022	17,366,097	6,373,854	23,739,951

The Group’s exposure to credit and currency risks, and impairment loss allowance for these trade receivables, is disclosed in Note 22.

9	Loan Receivables

	As of August 31, 2022	As of February 28, 2022
	US$	US$
Gross loan receivables	13,419,479	4,666,103
Less: Impairment loss on allowance of loan receivables	(28,995)	(10,732)
Net loan receivables	13,390,484	4,655,371

The loan receivables are unsecured loans and advances. The terms of the loan receivables and rate of interest varies from customer to customer based on the risk assessment. Tenure of loan receivables range from 18 days to 142 days (February 28, 2022: 14 days to 120 days) and the rate of interest of approximately 16% (February 28, 2022: 11%) per annum.

The movement in the impairment loss allowance of loan receivables during the period is as follows:

	Non- credit impaired	Credit impaired	Total
	US$	US$	US$
As of February 28, 2021	—	—	—
Acquired from business combination	13,986	—	13,986
Impairment loss recognised	191	—	191
Write-off	(3,445)	—	(3,445)
As of February 28, 2022	10,732	—	10,732
Impairment loss recognised	18,263	—	18,263
As of February 28, 2022	28,995	—	28,995

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

10	Other current assets

	As of August 31, 2022	As of February 28, 2022
	US$	US$

Other receivables	4,772,075	523,116
Prepaid insurance	871,293	3,144,230
Prepayments	1,182,096	1,714,200
	6,825,464	5,381,546

Other receivables mainly relate to receivables due from an insurer for the settlement of a class action lawsuit.

Prepayments relate to payment made in advance on professional services not received.

11	Cash and cash equivalents, and restricted cash

(i)	Cash and cash equivalents
	As of August 31, 2022	As of February 28, 2022
	US$	US$
Bank balances	33,930,557	68,809,057

(ii) Restricted cash

Restricted cash reflects cash held in an escrow account related to the class action lawsuit settlement in accordance with the Settlement Agreement.

12	Share capital

(i)	Ordinary shares

During the year ended February 29 2020, the Company issued 5,000,000 Ordinary Shares, having no par value, for a total consideration of US$5,000,000.

On November 11, 2020, the Company’s Ordinary Shares and warrants began trading on the NASDAQ stock exchange under the symbol “TRIT” and TRITW,” respectively. Pursuant to the terms of the Business Combination Agreement, the Company is authorised and has available for issuance 469,000,001 ordinary shares of par value of US$0.0001 each. Immediately following the Business Combination, there was 83,195,869 shares of common stock with a par value of US$0.0001 and 25,981,000 warrants outstanding.

The Company has adjusted the shares issued and outstanding prior to November 11, 2020 to give effect to the exchange ratio established in the Business Combination Agreement.

On January 18, 2021, the Company announced a share repurchase program of up to US$50,000,000 of the Company’s shares.

On April 20, 2021, the Company completed its share repurchase program, having spent a total of US$49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of US$133,000.  As of August 2, 2021, the Company had 6,671,788 treasury shares compared to 1,831,532 treasury shares as of February 28, 2021. The average weighted number of treasury shares for the periods ended August 31, 2022 and February 28, 2022 were 6,671,788 and 6,426,178, respectively.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

As of August 31, 2022 and February 28, 2022, the number of ordinary shares issued and outstanding was 76,524,081.

Effective on March 24, 2022, Nasdaq delisted the Company’s Ordinary Shares and Triterras Warrants.

As of August 31, 2022, the Company’s Ordinary Shares and Warrants are quoted on the OTC Expert Market under the symbols “TRIRF” and “TRIRW”, respectively, on an “unsolicited only” basis.

(ii)Preference shares

As of August 31, 2022, the Company is authorised to issue 30,999,999 preference shares of a par value of US$0.0001 each, of which no shares are issued and/or outstanding.

(iii)Capital management

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern. Capital consists of Ordinary Shares and retained earnings of the Group.  The Company’s board of directors monitors the return of capital as well as the level of dividends to ordinary shareholders.

The Group is not subject to externally imposed capital requirements.

(iv)Treasury shares

On January 18, 2021, the Company announced a share repurchase program of up to US$50,000,000 of its ordinary shares and it commenced the program on February 12, 2021. On April 20, 2021, the Company completed its share repurchase program, having spent a total of US$49.9 million repurchasing 6,671,788 of its Ordinary Shares and incurring commission fees of US$133,000. The weighted average number of treasury shares for the six month period ended August 31, 2022 and fiscal year ended February 28, 2022 were 6,671,788 and 6,426,178, respectively.

13	Lease liabilities
	As of August 31, 2022	As of February 28, 2022
	US$	US$
Non-current liabilities
Lease liabilities	1,181,660	1,194,027

Current liabilities
Lease liabilities	400,526	344,781

In determining the right-of-use asset, the Group used an interest rate of 5.66% and 5.66% per annum for the six month period ended August 31, 2022 and fiscal year ended February 28, 2022, respectively.

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 4).

Amounts recognised in profit and loss

	Six months ended August 31, 2022	Six months ended August 31, 2021
	US$	US$
Depreciation on lease liabilities	103,752	172,990
Interest on lease liabilities	35,902	29,890

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

14	Deferred tax liabilities

Recognised deferred tax liabilities

Deferred tax liabilities are attributable to the following:

	As of August 31, 2022	As of February 28, 2022
	US$	US$

Intangible assets	2,564,179	2,742,197
Property, plant and equipment	37,743	22,704
	2,601,922	2,764,901

Movement in deferred tax liabilities

	As of February 28, 2022	Recognised in profit or loss	As of August 31, 2022
	US$	US$	US$

Intangible assets	2,742,197	(178,018)	2,564,179
Property, plant and equipment	22,704	15,039	37,743
	2,764,901	(162,979)	2,601,922

15	Other payables
	As of August 31, 2022	As of February 28, 2022
	US$	US$
Non-current
Contingent consideration	—	1,067,321
Provisions	203,637	—
	203,637	1,067,321

Current
Accruals	5,535,473	6,888,765
Provisions	1,180,753	3,440,146
Contingent consideration	2,305,400	2,500,000
Other payables	4,546,446	4,941,537
	13,568,072	17,770,448

Accruals mainly relate to legal and professional fees accrued for the period.

Other payables mainly relate to legal fees payable for the period.

Contingent consideration relates to acquisition made in prior financial year on Invoice Bazaar Group subject to certain revenue milestones.

16	Loans and borrowings

	As of August 31, 2022	As of February 28, 2022
Current liabilities	US$	US$
Unsecured loans	2,975,000	—

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Terms and debt repayment schedule

Terms and conditions of outstanding fixed interest rate loans and borrowings are as follows:

				As of August 31, 2022		As of February 28, 2022
	Currency	Nominal Interest Rate	Year of Maturity	Face Value	Carrying Amount	Face Value	Carrying Amount
Group		%		US$	US$	US$	US$
Unsecured loans	USD	12	2022	2,975,000	2,975,000	-	-
Total interest-bearing liabilities				2,975,000	2,975,000	-	-

17	Warrants liabilities

As of August 31, 2022, the Company had 25,300,000 public warrants and 681,000 private warrants outstanding.

Pursuant to the Business Combination Agreement, the outstanding warrants of Netfin to purchase a Class A Share were assumed by the Company on identical terms. The warrants entitle the holder to purchase one Ordinary Share of the Company at an exercise price of US$11.50 per share at any time on or after 30 days after the Business Combination and on or prior to 5 years after the date on which the Company completed the Business Combination.

The Company determined that these warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability.  The outstanding warrants are recognised as a warrant liability on the statement of financial position and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as component of other income/(loss) in profit or loss.

The fair value of the private placement warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows (exercise and stock price in US$):

	As of August 31, 2022	As of February 28, 2022
Exercise price (1)	11.50	11.50
Stock price (2)	0.80	1.64
Expected life (years)	3.19	3.69
Volatility (3)	38.11%	38.11%
Risk-free interest rate (4)	3.42%	1.64%
Dividend yield	0.0%	0.0%

(1)	Based on the terms provided in the warrant agreement dated July 30, 2019.
(2)	Based on the trading value of Ordinary Shares of Triterras, Inc. as of each presented period ending date.
(3)	Based on Peer Volatility Analysis over each respective remaining contractual term.
(4)	Based on published US Treasury spot rates as of each presented period ending date and correspond with the remaining contractual term.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The following table presents the changes in fair value of warrant liabilities:

	Public	Private placement	Warrant liabilities
	US$	US$	US$
Fair value as of February 28, 2021	42,757,000	1,054,798	43,811,798
Change in valuation inputs	(39,721,000)	(1,051,657)	(40,772,657)
Fair value as of February 28, 2022	3,036,000	3,141	3,039,141
Change in valuation inputs	2,024,000	(3,115)	2,020,885
Fair value as of August 31, 2022	5,060,000	26	5,060,026

As a result of the delisting of the Company’s securities by NASDAQ, valuations of the Company’s public and private placement warrants, after the date of the delisting, are valued using Level 3 inputs until such time that there is an observable market quote for the Company’s warrants.

As of August 31, 2022, none of the warrants have been exercised.

18	Revenue

This represents revenue arising from the Group’s contracts with:

	Six months ended August 31, 2022	Six months ended August 31, 2021
	US$	US$

Platform fees
- Trade transaction modules	5,076,119	22,853,296
- License fees	—	10,979
- Financing fees	609,627	14,229
Trade marketplace	20,720,093	—
Total revenue	26,405,839	22,878,504

Platform fees

Trade transaction module consists of trade discovery and trade finance sub-modules:

(i) Trade Discovery sub-module

Nature of services

The platform enables the customers to connect to other counterparties to perform trade transactions. Sales contracts are entered with the customers before onboarding the customers to commence trading. The fees charged are calculated based on the percentage fee agreed in the contract and actual volume of trade transactions.

Revenue recognition

Platform fees are recognised at the point in time where the trades are completed on the platform (i.e. trade has been transacted and both buyers and sellers have acknowledged the trades on the platform). Each completed trade constitutes a single performance obligation, as the platform serves as a commonplace to connect the buyer and seller to execute the trade. Transaction price is determined based on total trade transaction value and fee agreed in the sales contract.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Significant payment terms

Non-refundable advances are collected from customers upon entering into the sales agreement. These advances will be utilised to offset against fee collection on future completed trade transactions on the platform.

Invoices are generated at the end of each month for all completed trades. The invoice amount is first offset with the advances previously collected and the remaining balance is payable with credit terms of 120 days (August 31, 2021: 90 days).

(ii) Trade finance sub-module

Nature of services

The platform enables the customers to connect to other counterparties to obtain trade financing from lenders. Sales contracts are entered with the customers before onboarding the customers to commence trading. The fees charged are calculated based on a fixed fee as agreed in the contract or a percentage of total approved funding.

Revenue recognition

Platform fees are recognised at the point in time when funding is provided to the borrowers on the platform (i.e. lender has disbursed the loan funding to the borrower and the borrower has acknowledged the loan funding on the platform). Each completed trade constitutes a single performance obligation, as the platform serves as a marketplace to connect the borrower and lender to execute the trade. Transaction price is determined based on total approved fund value and fee agreed in the sales contract.

Significant payment terms

Non-refundable advances are collected from customers upon entering into the sales agreement. These advances will be utilised to offset against fee collection on future completed trade transactions on the platform.

Invoices are generated at the end of each month for all completed trades. The invoice amount is first offset with the advances previously collected and the remaining balance is payable with credit terms at a range of 10 to 120 days (August 31, 2021: 90 days).

(iii) License fees

Nature of services

The license fees charged provide customers the right to access the platform, where customers can obtain the economic benefits by transacting on the platform from the point the access rights were given to the customers. License fees are agreed upon signing of sales contracts and are non-refundable.

Revenue recognition

License fees are recognised over time of the contract period of 12 months because the customers are being provided with the right to use the platform as it exists throughout the period.

Significant payment terms

Invoices for license fees are generated after each successful sign-up on the platform. Credit terms are generally 120 days (August 31, 2021: 90 days).

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

(iv) Financing fee

Nature of services

Financing fee is generated through a fee charged on provisioning of loans advances through supply chain financing, invoice discounting and e-commerce finance arrangements. Financing fees are agreed upon signing of sales contracts.

Revenue recognition

Financing fee is recognised in profit or loss using the effective interest method, over the period of the financing tenure during which the service is provided. Transaction price is determined based on the fee and facility amount agreed in the sales contracts.

Significant payment terms

Credit terms of financing fee can be up to 5 months (August 31, 2021: 5 months).

Trade marketplace

Nature of services

The platform connects trade participants and offer a range of trade financial solutions. Sales and purchase contracts are entered respectively with the suppliers and buyers. The Group acts as an intermediary between the suppliers and buyers and is treated as a principal in the trade to provide extended credit terms at a fee as agreed in the contract to the customers.

Revenue recognition

Revenue is recognised at the point in time when the shipping documents (i.e. bill of lading) have been transferred to the customers. Each completed trade constitutes a single performance obligation, as the Group acts as an intermediary between suppliers and its pre-determined buyers. Transaction price is determined based on the quantity and price as agreed in the contract.

Significant payment terms

Invoices are generated when sales contract is received. Credit terms are generally not more than 90 days.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	As of August 31, 2022	As of February 28, 2022
	US$	US$

Trade receivables, net	41,159,984	43,850,652
Contract liabilities	(60,000)	(60,000)

Contract liabilities relate to advances collected from customers upon sign-up as part of the license fees billed and license fees deferred, as revenue is recognised over the contract terms of 12 to 36 months.

Significant changes in the contract liability balances during the period presented are as follows:

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	As of August 31, 2022	As of February 28 2022
	US$	US$

Balance at the beginning of the year	60,000	49,124
Increases due to advances and license fees collected	—	60,000
Amounts recognised as revenue during the period/year	—	(29,124)
Advances untilised during the year	—	(20,000)
	60,000	60,000

19	Cost of revenue

	Six months ended August 31, 2022	Six months ended August 31, 2021
	US$	US$
Platform fees
- Operation of IT platform	1,761,049	1,110,473
- Cloud management services	—	233,032
- Interest on funding	24,495	—
	1,785,544	1,343,505
Trade marketplace	20,337,324	—
	22,122,868	1,343,505

Platform fees consists primarily of expenses associated with delivery of the IT platform and services. These include expenses related to operation of the IT platform, cloud management service fees and bandwidth costs.

Trade marketplace costs relate to costs of goods purchased in the “Trade Marketplace” sub-module of the Kratos™ platform.

For the costs of goods purchased in the Trade Marketplace, the Group has concluded, (i.) we have the responsibility for fulfilling the promise to provide the specified goods in the contract, (ii.) we have control over the underlying goods upon receipt of the bill of lading and relevant trade documents under a bilateral purchase contract and then transfer the goods in our control to the buyer under a bilateral sales contract, (iii.) we have the discretion to reject or accept orders from buyers based on the credit assessment of each buyer and (iv.) we have the discretion to establish prices stated in the sales contract with the buyer without the influence of the seller. The Company is the principal for Trade Marketplace transactions.

20	Marketing and sales
	Six months ended August 31, 2022	Six months ended August 31, 2021
	US$	US$

Marketing and promotional expenditures	250,343	233,813
Consultancy services relating to business development	81,394	80,740
Amortisation of contract costs	—	638,555
	331,737	953,108

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

21	General and administrative

The following items have been included in arriving at general and administrative expenses:

	Six months ended August 31, 2022	Six months ended August 31, 2021
	US$	US$

Legal fees	1,369,685	5,165,416
Professional fees	254,983	335,155
Consultancy fees	534,278	1,589,966
Staff cost	3,905,142	4,011,747
Directors and committee fees	660,553	604,166
Insurance	2,272,938	1,742,599
Travelling expenses	168,907	24,898
IT expenses	74,321	51,496
Depreciation of property, plant and equipment	336,509	262,808

22	Business combinations

On May 17, 2021, the Group entered into a Share Purchase Agreement (the “Purchase Agreement”) to acquire all of the outstanding share capital of IB Holdings Ltd (“Invoice Bazaar”), a privately-held United Arab Emirates-based supply chain finance company with operations in the United Arab Emirates and offices in Dubai and India, along with all of the share capital of Techfin Solutions FZCO (“Techfin”), a 99%-owned subsidiary of IB Holdings, and 49% ownership interest in Invoice Bazaar Forfaiting Services LLC (JV of IB Holdings).  The Invoice Bazaar platform allows the Group to provide an alternative form of financing on the Kratos™ platform which we believe will increase utilization of the Kratos™ platform by entering into new markets and diversify our innovative offerings.

Pursuant to the Purchase Agreement, the Group agreed to acquire all of the shares of Invoice Bazaar for up to US$8.0 million dollars funded by cash on hand.  The purchase price is structured as follows: (i) an initial cash payment of US$4.0 million, (ii) deferred cash consideration of US$2.0 million payable in two US$1.0 million tranches upon the earlier of each of the first and second anniversary of the initial cash payment, or the achievement of cumulative revenue milestones and (iii) up to US$2.0 million in earn-out consideration, subject to achievement of certain revenue milestones and continued service with IB Holdings of certain members of the IB Holdings’ founding team. The Purchase Agreement was amended in June 2022 to replace the revenue milestones established in clause (iii) of the preceding sentence, with new milestones relating to recurring revenue from assets deployed or fees collected, origination of new customers, origination of deals, and signing of distribution partnerships with financial institutions related to the remaining $2.0 million in earn-out amount payable by the Group to the sellers of Invoice Bazaar. The sellers of Invoice Bazaar will be additionally entitled to receive a portion of the proceeds of any sale of e-commerce business by the Company within 24 months of the closing of the Acquisition.

Considerations transferred

The following table summarizes the acquisition date fair value of the purchase consideration transferred:

US$
Cash	4,000,000
Contingent consideration	3,189,972
Total purchase consideration	7,189,972

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Contingent consideration

Contingent consideration made up of the components below, is recorded in other payables in the statement of financial position:

Payable on first anniversary or the achievement of cumulative revenue milestones	1,000,000
Payable on second anniversary or the achievement of cumulative revenue milestones	1,000,000
Earn-out (as described below)	—

The Group has agreed to pay the selling shareholders in 2 years’ time additional consideration of up to US$2,000,000 if the acquiree’s cumulative revenue over the next 2 years exceeds certain revenue milestones. US$1,000,000 will be paid on the completion of the first and second year when the acquiree achieved a cumulative revenue of US$800,000 for each respective year. The earn-out of US$2,000,000 will be paid when the acquiree achieved cumulative revenue of US$10,000,000 within the next 2 years.

On June 24, 2022, the Group has signed an addendum to the share purchase agreement to revise the terms of the earn-out. The earn-out of US$2,000,000 will be paid progressively on certain review dates as set out in the addendum, based on certain achievement milestone. The revised criteria for the earn-out as defined in the addendum and the estimates of the amount of contingent consideration that will be earned have been set out as follows:

Estimated Earn-out
US$
Achieve earn-out revenue of minimum US$2,000,000 from acquisition date to June 30, 2022	500,000
Onboard 300 new customers on the IT platform commencing March 1, 2022	225,000
Submit US$1 billion in trade value of qualified deals as defined in the addendum on or after March 1, 2022	375,000
Establish partnerships with at least 3 new financial institutions as defined in the addendum on or after March 1, 2022	375,000
Achieve an annual recurring revenue of US$10 million as defined in the addendum	525,000
Total estimated earn-out	2,000,000

Contingent consideration which is payable more than 1 year from financial year end is discounted using a risk-adjusted discount rate of 15.0%.

Identifiable assets acquired and liabilities assumed

The following table summarizes the estimated fair values of Invoice Bazaar assets acquired and liabilities assumed as of the acquisition date:

US$
Intangible assets	2,594,968
Loan receivables	159,456
Cash and cash equivalents	172,623
Other current assets	31,667
Non-controlling interests	(31,979)
Other payables	(399,612)
Total identifiable net assets acquired	2,527,123

Measurement of fair values

The valuation techniques used for measuring the fair value of material assets acquired were as follows:

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Assets acquired	Valuation technique

Intangible assets	Relief-from-royalty method and multi-period excess earnings method: The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the patents being owned. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

Loan receivables comprise gross contractual amounts due of US$159,456, of which the full amount was expected to be collectable at the date of acquisition.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Goodwill

Goodwill arising from the acquisition has been recognized as follows:

US$
Purchase consideration	7,189,972
Non-controlling interest, based on their proportionate interest in the recognised amounts of the assets and liabilities of IB	(31,979)
Fair value of identifiable net assets	(2,527,123)
Goodwill	4,630,870

Goodwill is not expected to be deductible for income tax purposes.

Amortization expense of US$191,943 and US$28,136 related to these intangible assets was recorded for the six months ended August 31, 2022 and August 31, 2021, respectively.

In connection with this acquisition the Group incurred US$nil and US$227,067 of acquisition related expenses recorded in general and administrative expenses in the consolidated statement of comprehensive income for the six months ended August 31, 2022 August 31, 2021, respectively.

The Group has completed its final assessment of the purchase consideration and the fair values of the acquired assets and liabilities of Invoice Bazaar.

23 Financial risk management

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business.  The Group has formal risk management policies and guidelines that set out its overall business strategies, its tolerance of risk and general risk management philosophy and has established processes to monitor and control its exposure to such risks in a timely manner.  The Group reviews its risk management processes regularly to ensure the Group’s policy guidelines are adhered to.

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations.

At the reporting date, the exposure to credit risk for trade receivables at the reporting date by type of counterparty was as follows:

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	As of August 31, 2022	As of February 28, 2022
	US$	US$
Trade receivables, net	41,159,984	43,850,652

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position. Refer to Note 3.4 for the Group’s policy on assessment of ECL impairment model in the Group’s 2022 Form 20-F.

Impairment

The ageing of trade and loan receivables at the reporting date was:

	Non-credit impaired	Credit impaired
Trade receivables	US$	US$
As of August 31, 2022
Current	15,820,777	—
Past due 1 – 60 days	2,850,546	—
Past due over 60 days	39,854,758	6,373,854
Total gross carrying amount	58,526,081	6,373,854
Loss allowance	(17,366,097)	(6,373,854)
	41,159,984	—
As of February 28, 2022
Current	21,383,328	432,971
Past due 1 – 60 days	6,302,351	1,040,009
Past due over 60 days	19,145,401	4,900,874
Total gross carrying amount	46,831,080	6,373,854
Loss allowance	(2,980,428)	(6,373,854)
	43,850,652	—

Loan receivables
As of August 31, 2022
Current	13,308,798	—
Past due 1 – 60 days	110,681	—
Past due over 60 days	—	—
Total gross carrying amount	13,419,479	—
Loss allowance	(28,995)	—
	13,390,484	—
As of February 28, 2022
Current	4,555,422	—
Past due 1 – 60 days	110,681	—
Past due over 60 days	—	—
Total gross carrying amount	4,666,103	—
Loss allowance	(10,732)	—
	4,655,371	—

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The Group monitors its liquidity risk and maintains a level of cash and bank balances deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuations in cash flows.

The following are the contractual undiscounted cash outflows of non-derivative financial liabilities:

	Carrying amount	Contractual cash flows	Within 1 year	Within 1 to 5 years	More than 5 years
	US$	US$	US$	US$	US$
As of August 31, 2022
Non-derivative financial liabilities
Other payables*	12,387,319	12,387,319	12,387,319	—	—
Lease liabilities	1,582,186	1,731,363	564,369	1,166,994	—
Loans and borrowings	2,975,000	2,975,000	2,975,000	—	—
Total gross carrying amount	16,944,505	17,093,682	15,926,688	1,166,994	—

As of February 28, 2022
Non-derivative financial liabilities
Other payables*	15,397,623	19,270,448	17,770,448	1,500,000	—
Lease liabilities	1,538,808	1,667,720	481,793	1,185,927	—
Total gross carrying amount	16,936,431	20,938,168	18,252,241	2,685,927	—
*	excludes provisions

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from the lease liabilities, loans and borrowings and contingent consideration which were discounted to present value.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year.

The Company currently has a short-term loan outstanding of US$3.0 million with a fixed interest rate of 12%.

Foreign currency risk

The Group’s foreign currency risk arises on transactions in the normal course of business.  The Group ensures that the net exposure from transactions in foreign currencies is kept to an acceptable level through regular foreign currency exposure analysis and appropriate management of this risk.

Exposure to foreign currency risk is insignificant as the Group’s income and expenses, assets and liabilities are substantially denominated in United States dollars.  The exposure is monitored on an ongoing basis and the Group endeavours to keep the net exposure at an acceptable level.

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	As of August 31, 2022	As of February 28, 2022
	US$	US$
Singapore dollars
Cash and cash equivalents	24,804	139,097
Trade and other payables	(2,250)	—
Lease liabilities	(1,052,485)	(1,059,671)
	(1,029,930)	(920,574)

	As of August 31, 2022	As of February 28, 2022
	US$	US$
Emirati Dirham
Cash and cash equivalents	514,515	1,598,045
Loan receivables	13,390,484	4,655,371
Trade and other payables	(1,375,164)	(924,054)
Lease liabilities	(61,787)	—
	12,468,048	5,329,362

Sensitivity analysis

A reasonably possible strengthening of United States dollars against the following currency at the reporting date by 5% would have increased profit or loss by the amounts shown below.  This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period.  The analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit/(loss)
	As of August 31, 2022	As of August 31, 2021
	US$	US$

Singapore dollars	51,497	46,029

	Profit/(loss)
	As of August 31, 2022	As of August 31, 2021
	US$	US$

Emirati Dirham	(623,402)	(266,468)

A reasonably possible weakening of United States dollars against the above currency at reporting date by 5% would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Offsetting financial assets and financial liabilities

The Group does not have any master netting arrangements and none of the financial assets and financial liabilities are offset in the statement of financial position during the six months ended August 31, 2022 and fiscal year ended February 28, 2022.

Estimation of fair values

The methodologies and assumptions used in the estimation of fair values depend on the terms and characteristics of the various assets and liabilities and include the following:

Financial instruments for which fair value is equal to the carrying value

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

These financial instruments include trade receivables, loan receivables, other current assets, cash and cash equivalents and other payables. The carrying values of these financial instruments are assumed to approximate their fair values because they are short-term in nature. Accordingly, the fair values and fair value hierarchy levels have not been presented for these financial instruments.

Contingent consideration and lease liabilities are measured using discounted cash flows which consider the present value of the expected future payments, discounted using a risk-adjusted discount rate.

Accounting classifications and fair values

The following table sets out the accounting classification and carrying amounts of the Group’s financial instruments not recognised at fair value.

	Fair value through profit or loss	Amortised cost	Total carrying amount
	US$	US$	US$
As at 31 August 2022
Financial assets
Trade receivables	—	41,159,984	41,159,984
Loan receivables	—	13,390,484	13,390,484
Other assets#	—	4,772,075	4,772,075
Cash and cash equivalents	—	33,930,557	33,930,557
Restricted cash	—	4,750,000	4,750,000
Other investments	26,244,948	—	26,244,948
	26,244,948	98,003,100	124,248,048
Financial liabilities
Other payables*	—	12,387,319	12,387,319
Warrants liabilities	5,060,026	—	5,060,026
Loans and borrowings	—	2,975,000	2,975,000
Lease liabilities	—	1,582,186	1,582,186
	5,060,026	16,944,505	22,004,531

As at February 28, 2022
Financial assets
Trade receivables	—	43,850,652	43,850,652
Loan receivables	—	4,655,371	4,655,371
Other assets#	—	523,116	523,116
Cash and cash equivalents	—	68,809,057	68,809,057
Restricted cash	—	—	—
Other investments	25,142,783	—	25,142,783
	25,142,783	117,838,196	142,980,979
Financial liabilities
Other payables*	1,067,321	14,330,302	15,397,623
Warrants liabilities	3,039,141	—	3,039,141
Lease liabilities	—	1,538,808	1,538,808
	4,106,462	15,869,110	19,975,572

# exclude prepayments

* exclude provisions and advances

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

24	Operating segment

The principal activities of the Group relate to financial technology solutions using our proprietary technology platform that facilitates trade and trade finance for micro, small and medium sized enterprises.

The financial technology platform connects trade participants and offers a range of trade financial solutions. Customer transactions from both Platform and Trade Marketplace are all derived from the financial technology platform. Sales and purchase contracts are entered respectively with the suppliers and buyers. The Group acts as an intermediary between the suppliers and buyers. The substance of both Platform and Trade Marketplace are the same, they involve transactions to purchase a good or service, a supplier to provide those goods or services, a financing provider and executed on the financial technology platform.

The Group’s CEO is the Chief Operating Decision Maker (“CODM”) of the trade and trade finance platform business.  The CODM reviews financial information by reviewing the balance sheet, profit and loss statement and the ageing of receivables and payables for the combined activities of the financial technology platform which includes the Platform and Trade Marketplace transactions.

The Group has concluded the trade and trade finance platform business is the Group’s only reportable segment.

Business segment

The Group has only one operating segment for the six months ended August 31, 2022 and fiscal year ended February 28, 2022, namely the trade and trade finance platform business, the details of which are set out below:

•

Platform – Engage customers to trade on the platform where the Group earns a fee based on the percentage agreed in the sales contract. Fees charged are based on total trading volume or total approved funds.

•

Trade marketplace – Connects trade participants and offer a range of trade financial solutions. Sales and purchase contracts are entered respectively with the suppliers and buyers. The Group acts as a principal in the trade to provide extended credit terms at a fee as agreed in the contract to the customers.

Geographical information

Revenue

	Six months ended August 31, 2022	Six months ended August 31, 2021
	US$	US$

United Arab Emirates	17,780,853	21,447,380
Singapore	8,342,999	1,408,970
Hong Kong	101,816	20,425
Malaysia	180,171	1,562
Other countries	—	167
	26,405,839	22,878,504

The revenue information of continuing operations above is based on the location of the customers’ country of incorporation.

Non-current assets

All non-current assets of continuing operations above are based in Singapore, United Arab Emirates and United Kingdom.

Major customers

Revenue from top five customers of the Group represents US$19,299,009 (August 31, 2021: US$11,463,667) of the Group’s total revenues.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

25	Earnings per share

The basic earnings per share is calculated as the Group’s loss/profit for the period attributable to equity holders of the Group divided by the weighted average number of ordinary shares of the Company in issue during the period.

The Group had no potentially dilutive ordinary shares in issue during the period. The warrants are anti-dilutive.

	Six months ended August 31, 2022	Six months ended August 31, 2021
	US$	US$

(Loss)/Profit for the period attributable to equity holders of the Group	(21,634,184)	27,276,678

	No. of shares	No. of shares

Weighted average number of ordinary shares in issue during the period	76,524,081	77,011,297

	US$	US$

Basic and diluted (loss)/earnings per share	(0.28)	0.35

26	Subsequent events

Pursuant to the Share Redemption Agreement on September 21, 2022, the Company reduced its investment in Trade Credit Partners by redeeming 5,000 of the 25,000 shares held by the Group for a consideration of approximately US$5.2 million. The consideration will be paid out in the form of assignment of accounts receivables amounting to US$5.2 million and a cash component of approximately US$0.06 million.